

November 19, 2012

Via E-mail
Mr. Howard C Bluver
President and Chief Executive Officer
Suffolk Bancorp
4 West Second Street
Riverhead, New York 11901

Re: **Suffolk Bancorp**
Form S-1
Filed October 22, 2012
File No. 333- 184530

Dear Mr. Bluver:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

Recent Developments, page 2

1. Noting your characterization, pages 65 and 75 of your Form 10-K and in your footnote to your financial statements on page 32 of your most recent Form 10-Q, of the SEC action to be "an informal inquiry," please disclose in this section that the SEC has commenced a formal investigation.

2. Please revise the first paragraph to disclose that you sold shares to the accredited investors at $13.50 per share a discount of $2.60 or 16 percent below the market price on the day before the closing but at the same time also sold shares to your

directors and officers at $16.44. Please explain the reason for the difference in prices. In addition, please provide management's reasons for not offering the shares to all shareholders.

3. Noting the second full paragraph on page 9 of your Form10-K, and your recent disclosures in your September 30, 2012 Form 10-Q, please revise the S-1 to provide a detailed discussion and analysis of the provisions of your agreement with the Comptroller of the Currency. State that the reasons for the Agreement were the findings of the Comptroller that you engaged in "unsafe and unsound banking practices" involving the following three major issues: asset quality: compliance; and management. Disclose the reasons why the Agreement is still outstanding. Identify those provisions with which you are not in full compliance and explain why you are not in compliance.

Risk factors, page 2

4. Revise the first paragraph to update for the recently filed Form 10-Q for the period ended September 30, 2012.

5. Please reconcile the following:
    - your risk factor on page 73-74 of your Form 10-K in which you state that the SEC investigation could have a material adverse effect on you; and
    - pages 65 and 75 of your Form 10-K and your footnote to your financial statements on page 33 of your Form 10-Q for the quarterly period ended September 30, 2012 in which you state that the SEC investigation will not have a material adverse effect on you.

Plan of Distribution, page 5

6. Please revise to clearly state that a post-effective amendment will be filed, if any selling shareholder engages any agent to sell any of the securities for compensation, naming the agent as an underwriters and disclosing the compensation arrangements. See your Undertaking (A)(1)(iii) on page II-3.

Selling Securityholders, page 9

7. Please revise footnotes 10 and 11 on page 11 to disclose the name of a natural person with dispositive power over the securities being sold.

Exhibits

8. As required by Item 601(b)(10), please file as an exhibit the 2010 Agreement with the Comptroller of the Currency, which remains in force.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact either Jonathan E. Gottlieb at (202) 551-3416 or at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney